EXHIBIT 12.2

United Dominion Realty, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three Months Ended
	March 31,
	2017	2016
Earnings:
Income/(loss) from continuing operations	$14,007	$5,131
Add from continuing operations:
Interest on indebtedness (a)	8,611	7,605
Portion of rents representative of the interest factor	462	453
Amortization of capitalized interest	186	176
Total earnings	$23,266	$13,365

Fixed charges from continuing operations:
Interest on indebtedness (a)	$8,611	$7,605
Interest capitalized	3	124
Portion of rents representative of the interest factor	462	453
Fixed charges	$9,076	$8,182

Ratio of earnings to fixed charges	2.56	1.63
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.